U.S. COMMERCIAL CORP., S.A.B. DE C.V.

February 28, 2007

Securities and Exchange Commission
Office of International Corporate Finance
[redacted]

Reference: U.S. Commercial Corp., S.A.B. de C.V.
File Number: 82-34669

Enclosed, find the unaudited consolidated financial statements as of December 31,2006 and 2005 for U.S. COMMERCIAL CORP., S.A.B. DE C.V.

This statements are the translated versions wich are sent every year to the Bolsa Mexicana de Valores, S.A. de C.V. (BMV).

Included are:

Balance sheet, income statement of changes in financial position, breakdown of main concepts, ratios, data per share, and integration of the paid social capital stock.

The following information is also sent to the BMV:

Notes to the financial statements
Constructions in process
FX Position
Products Manufactured
Raw Materials
Plants and Equipment
Personnel
Unconsolidated financial statements.

Sincerely.

Alejandro Archundia Becerra
Attorney in fact

dlw 3/6

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM QUARTER: 4 YEAR: 2006

US COMMERCIAL CORP, S.A. DE C.V.

BALANCE SHEETS

AT DECEMBER 31 OF 2006 AND 2005 CONSOLIDATED

(Thousands of Mexican Pesos) Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s01	TOTAL ASSETS	13,703,943	100	15,722,397	100
s02	CURRENT ASSETS	6,912,232	50	8,621,512	55
s03	CASH AND SHORT-TERM INVESTMENTS	643,944	5	1,129,661	7
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	231,616	2	293,571	2
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	31,199	0	188,761	1
s06	INVENTORIES	5,664,026	41	6,776,639	43
s07	OTHER CURRENT ASSETS	341,447	2	232,880	1
s08	LONG-TERM	14,228	0	14,237	0
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
s11	OTHER INVESTMENTS	14,228	0	14,237	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	1,799,943	13	2,115,667	13
s13	LAND AND BUILDINGS	1,378,286	10	1,477,835	9
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	0	0	0	0
s15	OTHER EQUIPMENT	3,501,074	26	3,613,792	23
s16	ACCUMULATED DEPRECIATION	3,092,004	23	2,993,670	19
s17	CONSTRUCTION IN PROGRESS	12,587	0	17,710	0
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	4,910,364	36	4,910,554	31
s19	OTHER ASSETS	67,176	0	60,427	0
s20	TOTAL LIABILITIES	13,107,616	100	11,193,376	100
s21	CURRENT LIABILITIES	7,646,788	58	6,801,476	61
s22	SUPPLIERS	2,692,563	21	3,698,077	33
s23	BANK LOANS	2,178,087	17	229,780	2
s24	STOCK MARKET LOANS	0	0	0	0
s25	TAXES PAYABLE	66,972	1	94,342	1
s26	OTHER CURRENT LIABILITIES	2,709,166	21	2,779,277	25
s27	LONG-TERM LIABILITIES	5,399,479	41	4,296,214	38
s28	BANK LOANS	5,200,805	40	4,107,028	37
s29	STOCK MARKET LOANS	0	0	0	0
s30	OTHER LOANS	198,674	2	189,186	2
s31	DEFERRED LIABILITIES	61,349	0	95,686	1
s32	OTHER NON CURRENT LIABILITIES	0	0	0	0
s33	CONSOLIDATED STOCKHOLDERS' EQUITY	596,327	100	4,529,021	100
s34	MINORITY INTEREST	0	0	0	0
s35	MAJORITY INTEREST	596,327	100	4,529,021	100
s36	CONTRIBUTED CAPITAL	6,235,849	1046	6,235,849	138
s79	CAPITAL STOCK	2,747,541	461	2,747,541	61
s39	PREMIUM ON ISSUANCE OF SHARES	3,488,308	585	3,488,308	77
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	EARNED CAPITAL	(5,639,522)	(946)	(1,706,828)	(38)
s42	RETAINED EARNINGS AND CAPITAL RESERVES	(5,028,167)	(843)	(1,319,511)	(29)
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(611,355)	(103)	(387,317)	(9)
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM QUARTER: 4 YEAR: 2006

US COMMERCIAL CORP, S.A. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	643,944	100	1,129,661	100
s46	CASH	549,329	85	576,785	51
s47	SHORT-TERM INVESTMENTS	94,615	15	552,876	49
s07	OTHER CURRENT ASSETS	341,447	100	232,880	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	341,447	100	232,880	100
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	4,910,364	100	4,910,554	100
s48	DEFERRED EXPENSES (NET)	0	0	0	0
s49	GOODWILL	4,910,364	100	4,910,554	100
s51	OTHER	0	0	0	0
s19	OTHER ASSETS	67,176	100	60,427	100
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	0	0	0	0
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	12,309	18	9,908	16
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	54,867	82	50,519	84
s21	CURRENT LIABILITIES	7,646,788	100	6,801,476	100
s52	FOREIGN CURRENCY LIABILITIES	7,366,649	96	6,565,499	97
s53	MEXICAN PESOS LIABILITIES	280,139	4	235,977	3
s26	OTHER CURRENT LIABILITIES	2,709,166	100	2,779,277	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s89	INTEREST LIABILITIES	87,241	3	33,113	1
s68	PROVISIONS	513,904	19	270,590	10
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	2,108,021	78	2,475,574	89
s27	LONG-TERM LIABILITIES	5,399,479	100	4,296,214	100
s59	FOREIGN CURRENCY LIABILITIES	5,399,479	100	4,296,214	100
s60	MEXICAN PESOS LIABILITIES	0	0	0	0
s31	DEFERRED LIABILITIES	61,349	100	95,686	100
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	61,349	100	95,686	100
s32	OTHER NON CURRENT LIABILITIES	0	0	0	0
s66	DEFERRED TAXES	0	0	0	0
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	0	0	0	0
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	0	0	0	0
s79	CAPITAL STOCK	2,747,541	100	2,747,541	100
s37	CAPITAL STOCK (NOMINAL)	477,217	17	477,217	17
s38	RESTATEMENT OF CAPITAL STOCK	2,270,324	83	2,270,324	83

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM QUARTER: 4 YEAR: 2006

US COMMERCIAL CORP, S.A. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s42	RETAINED EARNINGS AND CAPITAL RESERVES	(5,028,167)	100	(1,319,511)	100
s93	LEGAL RESERVE	24,106	0	24,106	(2)
s43	RESERVE FOR REPURCHASE OF SHARES	0	0	750,000	(57)
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	(1,343,617)	27	(32,585)	2
s45	NET INCOME FOR THE YEAR	(3,708,656)	74	(2,061,032)	156
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(611,355)	100	(387,317)	100
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	0	0	0	0
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	(611,355)	100	(387,317)	100
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	0	0	0	0
s99	LABOR OBLIGATION ADJUSTMENT	0	0	0	0
s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM | QUARTER: 4 | YEAR: 2006

US COMMERCIAL CORP, S.A. DE C.V.

BALANCE SHEETS

OTHER CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
s57	OTHER CURRENT LIABILITIES WITH COST	11,354	147,464
s63	OTHER LOANS WITH COST	0	0
s72	WORKING CAPITAL	(734,556)	1,820,036
s73	PENSIONS AND SENIORITY PREMIUMS	0	0
s74	EXECUTIVES (*)	381	409
s75	EMPLOYEES (*)	13,925	14,135
s76	WORKERS (*)	0	0
s77	OUTSTANDING SHARES (*)	1,246,606,003	1,246,606,003
s78	REPURCHASED SHARES (*)	140,725,427	140,725,427
s101	RESTRICTED CASH	0	0
s102	NET DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM QUARTER: 4 YEAR: 2006

US COMMERCIAL CORP, S.A. DE C.V.

STATEMENTS OF INCOME

CONSOLIDATED

FROM JANUARY THE 1st TO DECEMBER 31 OF 2006 AND 2005

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	37,767,125	100	43,718,263	100
r02	COST OF SALES	31,993,896	85	34,444,941	79
r03	GROSS PROFIT	5,773,229	15	9,273,322	21
r04	OPERATING EXPENSES	8,192,860	22	8,645,143	20
r05	OPERATING INCOME	(2,419,631)	(6)	628,179	1
r06	INTEGRAL FINANCING COST	217,019	1	(36,479)	0
r07	INCOME AFTER INTEGRAL FINANCING COST	(2,636,650)	(7)	664,658	2
r08	OTHER EXPENSE AND INCOME (NET)	43,949	0	7,801	0
r44	SPECIAL ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAXES AND EMPLOYEES' PROFIT SHARING	(2,680,599)	(7)	656,857	2
r10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	170,771	0	360,626	1
r11	NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT SHARING	(2,851,370)	(8)	296,231	1
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
r13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	(2,851,370)	(8)	296,231	1
r14	INCOME FROM DISCONTINUED OPERATIONS	857,286	2	2,357,263	5
r15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	(3,708,656)	(10)	(2,061,032)	(5)
r16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	0	0	0	0
r17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET	0	0	0	0
r18	NET CONSOLIDATED INCOME	(3,708,656)	(10)	(2,061,032)	(5)
r19	NET INCOME OF MINORITY INTEREST	0	0	0	0
r20	NET INCOME OF MAJORITY INTEREST	(3,708,656)	(10)	(2,061,032)	(5)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM

QUARTER: 4 YEAR: 2006

US COMMERCIAL CORP, S.A. DE C.V.

STATEMENTS OF INCOME

CONSOLIDATED

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	37,767,125	100	43,718,263	100
r21	DOMESTIC	0	0	0	0
r22	FOREIGN	37,767,125	100	43,718,263	100
r23	TRANSLATED INTO DOLLARS (***)	3,472,679	9	4,019,885	9
r06	INTEGRAL FINANCING COST	217,019	100	(36,479)	100
r24	INTEREST EXPENSE	491,177	226	375,134	(1028)
r42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	17,625	8	30,897	(85)
r46	OTHER FINANCIAL PRODUCTS	0	0	86,137	(236)
r25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	(12,524)	(6)	9,256	(25)
r28	RESULT FROM MONETARY POSITION	(244,009)	(112)	(303,835)	833
r10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	170,771	100	360,626	100
r32	INCOME TAX	173,617	102	362,164	100
r33	DEFERRED INCOME TAX	(2,846)	(2)	(1,538)	0
r34	EMPLOYEES' PROFIT SHARING EXPENSES	0	0	0	0
r35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM | QUARTER: 4 | YEAR: 2006

US COMMERCIAL CORP, S.A. DE C.V.

STATEMENTS OF INCOME

OTHER CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
r36	TOTAL SALES	37,767,126	43,718,264
r37	TAX RESULT FOR THE YEAR	0	0
r38	NET SALES (**)	37,767,125	43,718,263
r39	OPERATING INCOME (**)	(2,419,631)	628,179
r40	NET INCOME OF MAJORITY INTEREST (**)	(3,708,656)	(2,061,032)
r41	NET CONSOLIDATED INCOME (**)	(3,708,656)	(2,061,032)
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	431,262	473,296

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM | QUARTER: 4 | YEAR: 2006

US COMMERCIAL CORP, S.A. DE C.V.

QUARTERLY STATEMENTS OF INCOME

FROM OCTOBER THE 1st TO DECEMBER 31 OF 2006 AND 2005

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	10,335,969	100	11,683,877	100
rt02	COST OF SALES	8,764,228	85	9,158,526	78
rt03	GROSS PROFIT	1,571,741	15	2,525,351	22
rt04	OPERATING EXPENSES	2,179,972	21	2,108,470	18
rt05	OPERATING INCOME	(608,231)	(6)	416,881	4
rt06	INTEGRAL FINANCING COST	274,842	3	126,238	1
rt07	INCOME AFTER INTEGRAL FINANCING COST	(883,073)	(9)	290,643	2
rt08	OTHER EXPENSE AND INCOME (NET)	3,052	0	(9,857)	0
rt44	SPECIAL ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAXES AND EMPLOYEES' PROFIT SHARING	(886,125)	(9)	300,500	3
rt10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	45,789	0	302,951	3
rt11	NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT SHARING	(931,914)	(9)	(2,451)	0
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
rt13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	(931,914)	(9)	(2,451)	0
rt14	INCOME FROM DISCONTINUED OPERATIONS	27,939	0	713,040	6
rt15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	(959,853)	(9)	(715,491)	(6)
rt16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	0	0	0	0
rt17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET	0	0	0	0
rt18	NET CONSOLIDATED INCOME	(959,853)	(9)	(715,491)	(6)
rt19	NET INCOME OF MINORITY INTEREST	0	0	0	0
rt20	NET INCOME OF MAJORITY INTEREST	(959,853)	(9)	(715,491)	(6)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM

QUARTER: 4 YEAR: 2006

QUARTERLY STATEMENTS OF INCOME

US.COMMERCIAL CORP, S.A. DE C.V.

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	10,335,969	100	11,683,877	100
rt21	DOMESTIC	0	0	0	0
rt22	FOREIGN	10,335,969	100	11,683,877	100
rt23	TRANSLATED INTO DOLLARS (***)	950,390	9	1,074,330	9
rt06	INTEGRAL FINANCING COST	274,842	100	126,238	100
rt24	INTEREST EXPENSE	147,178	54	142,006	112
rt42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	3,271	1	8,641	7
rt46	OTHER FINANCIAL PRODUCTS	0	0	7,318	6
rt25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	728	0	6,302	5
rt28	RESULT FROM MONETARY POSITION	130,207	47	(6,111)	(5)
rt10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	45,789	100	302,951	100
rt32	INCOME TAX	46,265	101	303,659	100
rt33	DEFERRED INCOME TAX	(476)	(1)	(708)	0
rt34	EMPLOYEES' PROFIT SHARING EXPENSES	0	0	0	0
rt35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM
US COMMERCIAL CORP, S.A. DE C.V.

QUARTER: 4 YEAR: 2006

QUARTERLY STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	101,148	114,212

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM | QUARTER: 4 | YEAR: 2006

US COMMERCIAL CORP, S.A. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FROM JANUARY THE 1st TO DECEMBER 31 OF 2006 AND 2005

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
c01	CONSOLIDATED NET INCOME	(3,708,656)	(2,061,032)
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	1,256,622	2,826,969
c03	RESOURCES FROM NET INCOME FOR THE YEAR	(2,452,034)	765,937
c04	RESOURCES PROVIDED OR USED IN OPERATION	(713,952)	(1,346,534)
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES	(3,165,986)	(580,597)
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	2,915,463	879,526
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	0	(11,887)
c08	RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES	2,915,463	867,639
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(235,194)	(368,331)
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(485,717)	(81,289)
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	1,129,661	1,210,950
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	643,944	1,129,661

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM

QUARTER: 4 YEAR: 2006

US COMMERCIAL CORP, S.A. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	1,256,622	2,826,969
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	431,262	473,296
c41	+ (-) OTHER ITEMS	825,360	2,353,673
c04	RESOURCES PROVIDED OR USED IN OPERATION	(713,952)	(1,346,534)
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	61,955	(31,124)
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	948,539	(119,964)
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	(757,561)	230,252
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	(1,005,514)	(435,669)
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	38,629	(990,029)
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	2,915,463	879,526
c23	+ BANK FINANCING	3,042,085	1,178,964
c24	+ STOCK MARKET FINANCING	0	(299,438)
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	(126,622)	0
c27	(-) BANK FINANCING AMORTIZATION	0	0
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	0	0
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	0	(11,887)
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	(1,060)
c31	(-) DIVIDENDS PAID	0	0
c32	+ PREMIUM ON ISSUANCE OF SHARES	0	(10,827)
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	0	0
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(235,194)	(368,331)
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	0	0
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(235,281)	(338,559)
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	87	0
c39	+ (-) OTHER ITEMS	0	(29,772)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM QUARTER: 4 YEAR: 2006

US COMMERCIAL CORP, S.A. DE C.V.

DATA PER SHARE

CONSOLIDATED INFORMATION

Final Printing

REF D	CONCEPTS	CURRENT YEAR AMOUNT			PREVIOUS YEAR AMOUNT		
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$	(2.98)		$	(1.65)	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$	0.00		$	0.00	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00		$	0.00	
d04	CONTINUING OPERATING PROFIT PER COMMON SHARE (**)	$	(2.29)		$	0.22	
d05	EFFECT OF DISCONTINUED OPERATIONS ON CONTINUING OPERATING PROFIT PER SHARE (**)	$	0.69		$	1.86	
d06	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUING OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
d07	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUING OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
d08	CARRYNG VALUE PER SHARE	$	0.48		$	3.63	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$	0.00		$	0.00	
d10	DIVIDEND IN SHARES PER SHARE		0.00	acciones		0.00	acciones
d11	MARKET PRICE TO CARRYING VALUE		3.15	veces		1.12	veces
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		(0.51)	veces		(2.46)	veces
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00	veces		0.00	veces

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM QUARTER: 4 YEAR: 2006

US COMMERCIAL CORP, S.A. DE C.V.

RATIOS

CONSOLIDATED

Final Printing

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET INCOME TO NET SALES	(9.81)	%	(4.71)	%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	(621.91)	%	(45.50)	%
p03	NET INCOME TO TOTAL ASSETS (**)	(27.06)	%	(13.10)	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
p05	RESULT FROM MONETARY POSITION TO NET INCOME	(6.57)	%	(14.74)	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	2.75	veces	2.78	veces
p07	NET SALES TO FIXED ASSETS (**)	20.98	veces	20.66	veces
p08	INVENTORIES TURNOVER (**)	5.64	veces	5.08	veces
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	1.91	dias	2.10	dias
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	6.47	%	7.80	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	95.64	%	71.19	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	21.98	veces	2.47	veces
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	97.39	%	97.03	%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	299.98	%	203.06	%
p15	OPERATING INCOME TO INTEREST PAID	(4.92)	veces	1.67	veces
p16	NET SALES TO TOTAL LIABILITIES (**)	2.88	veces	3.90	veces
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	0.90	veces	1.26	veces
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.16	veces	0.27	veces
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.52	veces	0.77	veces
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	8.42	%	16.60	%
	STATEMENTS OF CHANGES				
p21	RESOURCES FROM NET INCOME TO NET SALES	(6.49)	%	1.75	%
p22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO NET SALES	(1.89)	%	(3.08)	%
p23	RESOURCES GENERATED (USED) IN OPERATING TO INTEREST PAID	(6.44)	veces	(1.54)	veces
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	100.00	%	101.37	%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	0.00	%	(1.37)	%
p26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	100.03	%	91.91	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM
US COMMERCIAL CORP, S.A. DE C.V.

QUARTER: 4 YEAR: 2006

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
B-1	0.0000	2	1,246,606,003	0	1,246,606,003	0	477,217	0
TOTAL			1,246,606,003	0	1,246,606,003	0	477,217	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION: 1,246,606,003

NOTES

END